FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2002

ORCKIT COMMUNICATIONS LTD.
(Translation of Registrant's Name into English)

126 Yigal Allon Street • Tel Aviv 67448 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On April 18, 2002, Orckit Communications Ltd. (the "Company") issued a press release announcing its financial results for the three month period ended March 31, 2002 and other recent developments. A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1 Copy of the Company's Press Release dated April 23, 2002.

The consolidated balance sheet and statement of operations data contained in the press release attached as Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-12100; and (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.
(Registrant)

By: Izhak Tamir by Neil Gold pursuant to Power of Attorney
Neil Gold for Izhak Tamir,
pursuant to authorization

Dated: April 23, 2002

Exhibit 1

Contacts:
Erez Baron, Controller
Orckit Communications
Tel: 972 3 696 2121
erezb@orckit.com

Jeffrey Corbin / Lee Roth/ Joe Mansi (Investor Relations)
KCSA Worldwide
(212) 896-1214/ (212) 896-1209/ (212) 896-1205
jcorbin@kcsa.com / lroth@kcsa.com / jmansi@kcsa.com

ORCKIT

FOR IMMEDIATE RELEASE

ORCKIT COMMUNICATIONS LTD. REPORTS 2002 FIRST QUARTER RESULTS

Tel Aviv, Israel, April 18, 2002 - Orckit Communications Ltd. (NASDAQ: ORCT) today reported results for the first quarter ended March 31, 2002.

Total revenues in the first quarter of 2002 were $19.9 million, compared to $36.9 million in the first quarter of 2001. Net loss for the first quarter of 2002 was $1.3 million, or $(0.05) per diluted share, compared to a net loss of $8.8 million, or $(0.39) per diluted share, for the first quarter of 2001. Net loss for the first quarter of 2002 included non-cash stock compensation expense in the amount of $529,000 compared to $2.1 million of such expense in the first quarter of 2001. The first quarter of 2001 also included $2.7 million of goodwill amortization. There was no goodwill amortization in the first quarter of 2002.

Total cash, cash equivalents and long-term investments were $115.1 million as of March 31, 2002 compared to $112.9 million as of December 31, 2001.

Key highlights for the quarter:

- Further tight monitoring of expenses and working capital accounts resulted in stable cash balance

- Resilient Packet Ring (RPR) Standards Workgroup IEEE 802.17 agreed upon a single unified draft for the RPR standard. Corrigent Systems, of which Orckit is a majority shareholder, is a leading contributor to the Workgroup.

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"In this challenging environment for telecom equipment, carriers have become focused on equipment that offers increased economic savings for today's existing services," said Izhak Tamir, President of Orckit. "The deployment of a metro product that applies RPR to existing SONET services, as well as for new services such as Gigabit Ethernet, can satisfy these carrier goals. We are excited by the progress of Corrigent and expect to continue to fund it and its RPR product development effort."

Conference Call

Orckit Communications will host a conference call on Thursday, April 18, 2002, at 11:00 a.m. EST. The call can be accessed by dialing: **1-800-921-9431** in the United States and: **1-973-628-9554** internationally. The call will also be available live on the Internet at www.kcsa.com. A replay of the call will be available beginning at approximately 1:00 p.m. EST until April 26, 2002 at 11:59 p.m. To listen to the replay, please call 1-**877-519-4471** in the United States, and **1-973-341-3080** internationally. To access the replay, users will need to enter the following code: **3219981.**

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit offers digital subscriber line (DSL) solutions that enable high-speed broadband data transmission over existing copper infrastructure. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

Corrigent™ is a trademark of Corrigent Systems.

You may register to receive Orckit's future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit™" icon at www.kcsa.com.

(Tables to Follow)

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except per share data)

	Three Months Ended March 31	
	2002 (Unaudited)	2001 (Unaudited)
Revenues	$ 19,875	$ 36,857
Cost of revenues	14,835	30,405
Gross profit	5,040	6,452
Research and development expenses, net	3,820	6,124
Selling, general and administrative expenses	3,043	6,082
Amortization of goodwill		2,747
Operating loss	(1,823)	(8,501)
Financial income (expenses), net	497	(345)
Net loss	$ (1,326)	$ (8,846)
Net loss per share - basic and diluted	$ (0.05)	$ (0.39)
Weighted average number of shares outstanding - basic and diluted	24,425	22,520

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

		March 31 2002 (Unaudited)		December 31 2001 (Audited)
ASSETS				
Current assets:				
Cash and cash equivalents	$	23,698	$	39,091
Short-term investments				63,637
Trade receivables		9,714		7,316
Other receivables		4,594		4,493
Inventories		3,818		9,297
Total current assets		41,824		123,834
Long term investments		91,374		10,196
Long term loan		20,000		20,000
Property and equipment, net		7,200		7,796
Deferred charges		1,384		1,566
Total assets	$	161,782	$	163,392
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade payables	$	9,892	$	8,803
Accrued expenses and other payables		12,234		11,136
Total current liabilities		22,126		19,939
Long term liabilities:				
Accrued severance pay, net		124		252
Convertible subordinated notes		63,541		66,416
Total long term liabilities		63,665		66,668
Total liabilities		85,791		86,607
Shareholders' equity		75,991		76,785
Total liabilities and shareholders' equity	$	161,782	$	163,392

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